                               CSQ HOLDING COMPANY
                            3303 MONTE VILLA PARKWAY
                            BOTHELL, WASHINGTON 98021
                               PHONE: 425.402.2000
                                FAX: 425.402.2020



July 27, 2005

VIA FACSIMILE AND EDGAR

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

        RE: CSQ HOLDING COMPANY - ACCELERATION REQUEST FOR REGISTRATION STATEMENT ON FORM S-4, COMMISSION FILE NO. 333-124514

Dear Mr. Mancuso:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CSQ Holding Company (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 4:30 p.m., Eastern time, on July 29, 2005 or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Eric DeJong or Paul Sassalos of Perkins Coie LLP and Michael Hedge of Stradling Yocca Carlson & Rauth, to make such request on our behalf.

     In connection with the foregoing request, the Company hereby acknowledges that:

o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Mr. Russell Mancuso
U.S. Securities
and Exchange Commission
July 27, 2005
Page 2


o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,

                                  /s/ Michael K. Matysik

                                  Michael K. Matysik
                                  Chief Financial Officer
                                  CSQ Holding Company


cc:     Perkins Coie LLP
        Stradling Yocca Carlson & Rauth